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                          October 1, 2021

       Richard S. Warzala
       President, Chief Executive Officer and Chairman of the Board ALLIED MOTION TECHNOLOGIES INC
       495 Commerce Drive
       Amherst, New York 14228

                                                        Re: ALLIED MOTION
TECHNOLOGIES INC
                                                            Registration
Statement on Form S-3
                                                            Filed September 28,
2021
                                                            File No. 333-259840

       Dear Mr. Warzala:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gary
Guttenberg at 202 551 6477 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences